SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Names of candidates appointed by non-controlling shareholder to the Board of Directors and Fiscal Council

Rio de Janeiro, April 7, 2015 - Petróleo Brasileiro S.A. – Petrobras, as stated in Circular Letter CVM/SEP/Nº02/2015, informs that has received appointment of candidates to the Board of Directors (BoD) and Fiscal Council (FC) for the election to be held at the Ordinary General Meeting on April 29, 2015.

The asset manager GTI Administração de Recursos LTDA, that manages GTI Value FIA and GTI Dimona FIA investment funds, both shareholders of the Company, is appointing the following candidates:

Candidate	Position
Guilherme Affonso Ferreira	BoD member - Preferred shareholders
Walter Luis Bernades Albertoni	FC member – Preferred shareholders
Roberto Lamb	FC member – Preferred shareholders (substitute)

In accordance to the provision set forth in CVM Instruction No. 481/09, we inform that the above candidates:

•      Have not been subject, for the last 5 years, to criminal conviction, conviction in a CVM administrative procedure and unappeallable conviction, within the judicial or administrative scope, which has suspended or disqualified them to perform any professional or commercial activity.

•      Do not have any marital relation, stable relation or relatives liable to information as provided for in item 12.9 in the Reference Form.

Find below the resumes of the appointed candidates:

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Guilherme Affonso Ferreira, Brazilian, entrepreneur, graduated in engineering from the Polytechnic School of the University of São Paulo. Post-graduate in Political Science by Macalester College in Saint Paul/USA, specializing in cattle breeding by James Cook University in Townsville, Australia. He was a member of the board of Pão de Açúcar S/A, Unibanco S/A, Unibanco Holdings S/A, the Manah S/A, TAVEX S/A (Spain), Santista Textil S/A, Coldex Frigor S/A. He is currently a member of the Board of Directors of Sul America S/A, Gafisa S/A, Valid S/A, Arezzo S/A and T4F S/A. He is also part of the Board of entities such as the Institute of Citizenship, AACD, Solidarity Sport, among others.

Walter Luis Bernardes Albertoni, Brazilian, Bachelor of Law, graduated from the School of Law of the Paulista Pontifical Catholic University of São Paulo. Post-Graduate in Civil Procedural Law (PUCSP-COGEAE) in Corporate Law and Tax Law (LLM lnsper, former IBMEC-SP), Alternate Director of the Board of Appeals of the National Financial System, with more than twenty (20) years of experience in civil, corporate and business issues. He participated in various operations (M&A) and performed the analysis and preparation of opinions on relevant corporate transactions to the Brazilian securities market. He has been acting for approximately eight (8) years as an outsourced legal counsel to the Association of Capital Markets Investors - AMEC, issuing opinions and preparing institutional manifestations in defending the rights and interests of minority shareholders.

Roberto Lamb, Brazilian, physicist, served as member of the supervisory boards of several Brazilian companies, including Marcopolo, Gerdau and AES Eletropaulo. He is currently a member of supervisory boards of AES Tiete and MARFRIG. He has Master Degree in Finance and is a professor of finance at the Federal University of Rio Grande do Sul (UFRGS); he is the author of the Brazilian version of the book "Financial Management Fundamentals" by Ross, Westerfield and Jordan (Bookman, 2013, in press). He also led the editions of the Best Practices of the Supervisory Board and the Audit Committee guides, both published by IBGC.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.